Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Appointment of Todd Nisbet to its Board of Directors
New York, October 14, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (the “Company”), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, announced today the appointment of Todd Nisbet to its Board of Directors.
Mr. Nisbet is currently serving as Executive Vice President — Design and Construction for Crown Limited, where he is responsible for all international project development and construction operations.
From 2000 through 2007, Mr. Nisbet was Executive Vice President — Project Director for Wynn Design and Development, the development subsidiary of Wynn Resorts, Limited. In this role, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn Resorts, Limited, including Wynn Las Vegas and Wynn Macau.
Prior to joining Wynn Resorts, Mr. Nisbet was the Vice President of Operations for Marnell Corrao Associates. During his 14 years at Marnell Corrao, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry defining properties.
Mr. Nisbet holds a Bachelor of Science degree in Finance from the University of Nevada, Las Vegas.

He replaces Mr. John Alexander, who resigned from the Company’s Board of Directors effective today. Lawrence Ho, Co-Chairman and CEO of Melco Crown Entertainment said, “We welcome Todd to the Board. We also thank John for his service over the last three years. His contribution to the Company is greatly appreciated.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly Crown Macau), opened on May 12, 2007 and Phase 1 of its second property, City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau, opened on June 1, 2009. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
For additional information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com